UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E–3/A
(Rule 13e–100)

(Amendment No. 4)

RULE 13E–3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

CCUR HOLDINGS, INC.
(Name of the Issuer)

CCUR Holdings Inc.
JDS1, LLC
Igor Volshteyn
Matthew Gerritsen
David Nicol
Robert Pons
Steven G. Singer
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12509 F 107
(CUSIP Number of Class of Securities)

Igor Volshteyn
President and Chief Operating Officer
CCUR Holdings, Inc.
6470 East Johns Crossing, Suite 490
Duluth, Georgia 30097
(770) 305–6434
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Gregory Sichenzia, Esq.
James M. Turner, Esq.
Sichenzia Ross Ference LLP
1185 Avenue of the Americas, 37th Floor
New York, New York 10036
(212) 930–9700

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$3,200,000.00	$349.12

*
For purposes of calculating the fee only. This amount assumes the aggregate cash payment of $3,200,000 (the “Total Consideration”) by the Company in lieu of issuing fractional shares immediately following the 1–for–3,000 reverse stock split to holders of fewer than 3,000 shares of the Company’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $2.86 per pre–split share and 1,128,766 pre–split shares, the estimated aggregate number of shares held by holders of less than 3,000 shares of the Company’s common stock. Pursuant to Rule 0–11(b)(1), the amount required to be paid with the filing of this Schedule 13E–3 equals .0001091 of the Total Consideration.

☒
Check the box if any part of the fee is offset as provided by Rule 0–11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $381.85	Form or Registration No.: Schedule 13E-3
Filing Party: CCUR Holdings, Inc.	Date Filed: December 28, 2020

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as originally filed on December 28, 2020 and subsequently amended, the “Transaction Statement”) is being filed by CCUR Holdings, Inc., a Delaware corporation (“CCUR” or the “Company”), and JDS1, LLC, Igor Volshteyn, Matthew Gerritsen, David Nicol, Robert Pons and Steven G. Singer (collectively, and together with CCUR, the “Filing Persons”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in order to report the results of the Rule 13e-3 transaction described below.  Except as set forth in this Amendment No. 4, all information in this Transaction Statement remains unchanged.

On December 21, 2020, the Company filed a preliminary information statement on Schedule 14C (the “Original Information Statement”) pursuant to Regulation 14C under the Exchange Act, describing the Company’s intent to effect a reverse stock split of the Company’s common stock, par value $0.01 per share (the “Common Stock”) at an exchange ratio of 1-for-3,000 (the “Reverse Stock Split”).  On February 24, 2021, the Company filed an Amendment No. 1 to the Original Information Statement pursuant to Regulation 14C under the Exchange Act with respect to the Reverse Stock Split. On March 3, 2021, the Company filed an Amendment No. 2 to the Original Information Statement pursuant to Regulation 14C under the Exchange Act with respect to the Reverse Stock Split. On March 26, 2021, the Company filed a definitive information statement on Schedule 14C pursuant to Regulation 14C under the Exchange Act with respect to the Reverse Stock Split.

The Reverse Stock Split became effective at 12:01 a.m. on April 22, 2021 (the “Reverse Stock Split Effective Time”). At the Reverse Split Effective Time, every 3,000 shares of Common Stock then-issued and outstanding were automatically combined into one share of Common Stock, without any change in the par value per share or the number of shares authorized.  Stockholders who held fewer than 3,000 shares of existing Common Stock at the Reverse Stock Split Effective Time received cash in the amount of $2.86 per share of existing pre-reverse split Common Stock and ceased to be stockholders of the Company. Stockholders who held more than 3,000 shares of existing Common Stock at the Reverse Stock Split Effective Time received one share of post-split Common Stock for each 3,000 shares of existing Common Stock held on the Reverse Stock Split Effective Date and cash in lieu of any fractional share of new Common Stock that such holder would otherwise been entitled to receive on the basis of $2.86 per share of existing Common Stock.

Immediately following the Reverse Stock Split, the total number of shares of the Company’s Common Stock issued and outstanding was approximately 2,883 and the number of holders of record of the Company’s Common Stock was approximately 205.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CCUR HOLDINGS, INC.

Date: April 22, 2021	By:	/s/ Igor Volshteyn
	Name:	Igor Volshteyn
	Title:	President and Chief Operating Officer

JDS1, LLC

	By:	/s/ Julian D. Singer
	Name:	Julian D. Singer
	Title:	Manager

IGOR VOLSHTEYN

	By:	/s/ Igor Volshteyn
	Name:	Igor Volshteyn

MATTHEW GERRITSEN

	By:	/s/ Matthew Gerritsen
	Name:	Matthew Gerritsen

DAVID NICOL

	By:	/s/ David Nichol
	Name:	David Nicol

ROBERT PONS

	By:	/s/ Robert Pons
	Name:	Robert Pons

STEVEN G. SINGER

	By:	/s/ Steven G. Singer
	Name:	Steven G. Singer